June 27, 2006
Mr. Martin F. James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	VNUS Medical Technologies, Inc.
Form 10-K for the Year Ended December 31, 2005
Form 10-Q for the Quarter Ended March 31, 2006
File No. 000-50988
Dear Mr. James:
In reference to your letter to VNUS Medical Technologies, Inc. (“VNUS” or “the Company”) dated June 21, 2006, containing comments on the VNUS Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006 (your file no. 000-50988), we provide the following response. The comments from your letter have been repeated in bold below and each comment is followed by a response.
Form 10-K for the Year Ended December 31, 2005
Consolidated Statement of Operations, page 53
1.	Please revise your future filings to remove the total captions and amounts from the stock-based compensation table included as footnote (1) on the face of your consolidated statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement caption. That guidance also indicates that you may present the information in the notes to the financial statements or within MD & A.

Response: VNUS will revise future filings in accordance with your comment.

Mr. Martin F. James
Division of Corporation Finance
June 27, 2006
Disclosure Controls and Procedures, page 72
2.	We note your statement that your “management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to provide to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to reference to the level of assurance of your disclosure controls and procedures. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Response: VNUS will revise future filings in accordance with your comment.
We further acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at (408) 360-7277 if you have questions about this response or need any further information.

Sincerely,
/s/ Timothy A. Marcotte
Timothy A. Marcotte
Chief Financial Officer

cc: Tara Harkins, Staff Accountant